

January 23, 2014

<u>Via E-mail</u>
Mr. Itamar Zer
Chief Financial Officer
Safecode Drug Technologies Corp
6 Meever HaMiltah Street
Jerusalem 97761, Israel

> **Re: Safecode Drug Technologies Corp**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 25, 2013**
> **File No.: 000-54656**

Dear Mr. Zer:

We issued comments on the above captioned filing on November 25, 2013. On January 6, 2014, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps will include our releasing all correspondence relating to our review on the EDGAR system.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or Lynn Dicker, Reviewing Accountant, at (202) 551-3616 or me at 202-551-3412 if you have any questions.

Sincerely,

/s/ Kevin L. Vaughn for

Amanda Ravitz
Assistant Director